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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of June 2007

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



June 5, 2007


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                                                                   June 5, 2007

                                                            Ricoh Company, Ltd.

         Ricoh and IBM completed formation of a joint venture company

On June 1, 2007, Ricoh and IBM completed formation of a joint venture company based on IBM's Printing Systems Division to provide output solutions for production printing area.

                     [Corporate profile of new company]

Name:                InfoPrint Solutions Company

Address:             Boulder, Colorado, U.S

President:           Antonio Romero (Presidents and CEO)

Date of payment:     June 1, 2007

Number of employees: approximately 1,200 employees (1,000 IBM printer maintenance specialists also will join in a year)

Business content:    Sales and development of software for production printing

Initial ratio of capital contribution: Ricoh 51%, IBM 49%

       Ricoh will progressively acquire the remaining 49 percent over the next three years as the joint venture becomes a fully owned subsidiary.

Ricoh paid $725 million (including management fee $35 million) in cash at the closing. The cash payment was consideration for the initial 51 percent acquisition of the joint venture by Ricoh as well as a prepayment for the remaining 49 percent to be acquired and certain royalties and services to be provided by IBM to InfoPrint Solutions Company. Final consideration for this transaction will be determined at the end of the three-year period based upon the participation in the profits and losses recorded by the equity partners.